UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2013

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

PEARSON PLC
(the "Company")

Notification of Directors' Interests

Below are details of purchases of ordinary shares of 25p each, made under the Company's Dividend Reinvestment Plan ("DRIP"), on the London Stock Exchange on 7 May 2013 and notified to the Company on 8 May 2013:-

Name of Director	No. of Shares Purchased	Percentage of Issued Stock	Price per Share	Total Holding Following Notification	Total Percentage Following Notification
Robin Freestone	11,288	0.001381%	£11.729	456,964	0.0559%
John Makinson	13,725	0.001679%	£11.729	560,800	0.0686%

This notification is made in accordance with DTR 3.1.4R.

PEARSON plc

Date: 09 May 2013

By: /s/ STEPHEN JONES

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Stephen Jones
Deputy Secretary